DC

No Act
P.E. 12-5-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINAN[redacted]

07043122

January 16, 2007

Richard J. Kolencik
General Attorney
Marathon Oil Corporation
P.O. Box 4813
Houson, TX 77210-4813

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-16-2007

Re: Marathon Oil Corporation
Incoming letter dated December 5, 2006

Dear Mr. Kolencik:

This is in response to your letter dated December 5, 2006 concerning the shareholder proposal submitted to Marathon Oil by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 0 6 2007 E
THOMSON
FINANCIAL

101778

Richard J. Kolencik
General Attorney

RECEIVED

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rikolencik@marathonoil.com

Sent Via Overnight Mail

December 5, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E., mail stop 7010
Washington, D.C. 20549

Re: Request for No Action Letter –Shareholder Proposal for Inclusion in Marathon Oil Corporation's 2007 Proxy Statement submitted by Nick Rossi

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a shareholder proposal and supporting statement (the "Proposal") from Nick Rossi who designated John Chevedden to act on his behalf (the "Proponent") for inclusion in Marathon's proxy statement for its 2007 annual meeting of shareholders to be held on April 25, 2007. (A copy of Mr. Rossi's cover letter dated October 2, 2006 and the Proposal are attached hereto as Exhibit A).

The Proposal requests elimination of our supermajority shareholder voting requirements, stating in relevant part:

> RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

Marathon believes that it may properly exclude the Proposal from the 2007 proxy statement based on Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Marathon's statement of reasons is more particularly described below.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because Marathon's Board of Directors has taken action on this matter.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal from its proxy materials if the company has substantially implemented the proposal.

Our Restated Certificate of Incorporation ("Charter") and by-laws currently contain a supermajority voting provision for shareholders to adopt, amend or repeal the by-laws. These governing documents require the affirmative vote of two-thirds of the outstanding shares of stock and entitled to vote to adopt, amend and repeal the by-laws at any regular or special meeting of shareholders. This is the only supermajority voting provision contained in our Charter and by-laws.

On October 25, 2006, our Board of Directors determined to submit to our shareholders at the 2007 annual meeting a proposal to amend the Charter and by-laws to provide that shareholders may adopt, amend and repeal the by-laws by an affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote, subject to shareholder approval at the next annual meeting of shareholders to be held on April 25, 2007. A copy of the relevant portions of our Charter and by-laws, marked to reflect the changes to be proposed by the Company, are attached hereto as Exhibit B. A copy of the resolutions reflecting the Board's decision, which were duly adopted by the Board on October 25, 2006, are set forth in a copy of an Assistant Secretary's certificate, which is attached hereto as Exhibit C. Mr. Chevedden was informed of the Board's action by email correspondence dated November 3, 2006. See Exhibit D. If the Company proposal is adopted by our shareholders, the approval threshold for adopting, amending and repealing the by-laws will be reduced to the vote of a simple majority. In this event, no supermajority vote provisions will be contained in our Charter or by-laws.

Marathon included a similar shareholder proposal submitted by Mr. Nick Rossi (the "2006 Proposal") in its 2006 proxy statement, which was submitted to a vote of the shareholders at the 2006 annual meeting. This proposal asked the Company's Board of Directors to take each step necessary for a simple majority vote to apply on each issue that can be subject of a shareholder vote to the greatest extent possible. As disclosed in Marathon's Form 10-Q for the quarter ended June 30, 2006, the 2006 Proposal was approved by the shareholders. The 2006 Proposal is attached hereto as Exhibit E.

The Staff has consistently taken the position that a company may exclude a shareholder proposal requesting elimination of supermajority voting requirements under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has resolved to seek shareholder approval at the next annual meeting to amend the company's certificate of incorporation and bylaws to eliminate supermajority voting requirements. See, e.g., FedEx Corporation (June 26, 2006); Northrop Grumman Corporation (March 28, 2006); Energy East Corporation (March 21, 2006); Citigroup Inc. (March 10, 2006); Baxter International Inc. (February 26, 2006); Johnson & Johnson (February 13, 2006); and The Home Depot, Inc. (January 26, 2006) (in each of these no-action letters, a substantially similar proposal was allowed to be excluded under Rule 14-8(i)(10)). Because our Board of Directors has resolved to seek shareholder approval of the Company's proposal at the 2007 annual meeting and will recommend a vote in favor of the proposal, we have substantially implemented the Proposal, and the Proposal should be excluded under Rule 14-8(i)(10).

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby notifying him of Marathon's intention to omit the Proposal from the 2007 proxy statement. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2007 proxy materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
General Attorney

RJK/184659

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
Nick Rossi, P. O. Box 249, Boonville, CA 95415 (w/attachments – regular mail)
John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 (w/attachments – regular mail)

Exhibit A

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Thomas J. Usher
Chairman
Marathon Oil Corporation (MRO)
5555 San Felipe Rd
Houston TX 77056

Rule 14a-8 Proposal

Dear Mr. Usher,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

[signature] 10/2/06

cc: William F. Schwind, Jr.
Corporate Secretary
PH: 713-629-6600
FX: 713-296-2952
F: 713-499-6754
Richard Kolencik
Assistant Secretary
F: 713-296-4227

[Rule 14a-8 Proposal, November 14, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

This topic won our 83% support at our 2006 annual meeting. At least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. This topic also won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on at least one key governance issue, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 67%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "High Concern" in Executive Pay – A whopping $38 million in one year for our CEO.

- Five of our directors also served on boards rated D by the Corporate Library:

1) Mr. Usher	PNC Financial (PNC)	D-rated
2) Mr. Schofield	Calgon Carbon (CCC)	D-rated
3) Mr. Yearly	Lockheed (LMT)	D-rated
4) Mr. Bolden	Bristow Group (BRS)	D-rated
5) Ms. Jackson	FedEx (FDX) D-rated	D-rated

- Five of our directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.

- Marathon Oil Corp.'s Corporate Governance Quotient (CGQ®) calculated by Institutional Shareholder Services was better than just 51% of S&P 500 companies.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

RESTATED CERTIFICATE OF INCORPORATION
OF
MARATHON OIL CORPORATION

* * * * * * *

Marathon Oil Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Marathon Oil Corporation and the name under which the corporation was originally incorporated is USX HoldCo, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 30, 2001.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of this corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby restated without further amendments or changes to read as herein set forth in full:

First: The name of the Corporation (which is hereinafter referred to as the "Corporation") is

MARATHON OIL CORPORATION

Second: Its registered office and place of business in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The registered agent in charge thereof upon whom process against the Corporation may be served is The Corporation Trust Company.

Third: The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The total number of shares of capital stock which the Corporation shall have authority to issue is Five Hundred and Seventy Six Million (576,000,000), of which Five Hundred and Fifty Million (550,000,000) shares shall be Common Stock having a par value of one dollar ($1.00) per share and Twenty Six Million (26,000,000) shares shall be shares of Preferred Stock, without par value (hereinafter called "Preferred Stock").

A statement of the designations of the Preferred Stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, or of the

the Preferred Stock issued and outstanding shall, in no event, be entitled to more than one vote for each share of Preferred Stock held by them unless otherwise required by law.

As used in this Article Fourth, the term "Board of Directors" shall include the Board of Directors of the Corporation and, to the extent permitted by the General Corporation Law of the State of Delaware, any duly authorized committee of such Board of Directors.

Fifth: The existence of the Corporation is to be perpetual.

Sixth: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

Seventh: The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, its by-laws and may be increased or decreased as therein provided; but the number thereof shall not be less than three.

At the 2007 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2008 annual meeting of the stockholders of the Corporation; at the 2008 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of the stockholders of the Corporation; and at each annual meeting of the stockholders of the Corporation thereafter, the directors shall be elected for terms expiring at the next succeeding annual meeting of the stockholders of the Corporation.

In the case of any increase in the number of directors of the Corporation, the additional director or directors shall be elected by the Board of Directors.

In the case of any vacancy in the Board of Directors from death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected by a majority of the Board of Directors then in office, though less than a quorum.

Eighth: The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

Deleted: two-thirds

Deleted: the shares outstanding

MARATHON OIL CORPORATION

BY-LAWS

April 26, 2006

BY-LAWS
of
MARATHON OIL CORPORATION

April 26, 2006

ARTICLE I.

Stockholders.

Section 1.1 Time and Place of Meetings of Stockholders. Unless the time and place of the annual meeting of stockholders for the purpose of electing directors and transacting such other business as may be brought before the meeting are changed by the Board of Directors, as may be done from time to time, provided that all legal requirements for such change and notice to stockholders are observed, such annual meeting of stockholders of the Corporation shall be held at the office of the Corporation's registered agent in the State of Delaware at 2 o'clock p.m., on the last Wednesday in April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding Wednesday which is not a legal holiday.

Special meetings of the stockholders may be called by the Board of Directors to be held at such time and place and for such purpose or purposes as are specified in such call.

Neither the annual meeting nor any special meeting of stockholders need be held within the State of Delaware.

Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

Section 1.2 Notice of Meetings of Stockholders. It shall be the duty of the Secretary to cause notice of each annual or special meeting to be mailed to all stockholders of record as of the record date as fixed by the Board of Directors for the determination of stockholders entitled to vote at such meeting. Such notice shall indicate briefly the action to be taken at such meeting and shall be mailed to

Section 5.13 Submission to Jurisdiction. Each Indemnitee, by seeking any indemnification or advance of Expenses under this Article V, will be deemed, except with respect to any arbitration that Indemnitee commences under Section 5.6:

(1) to have agreed that any action or proceeding arising out of or in connection with this Article V must be brought only in the Court of Chancery and not in any other state or federal court in the United States of America or any court in any other country;

(2) to have consented to submit to the exclusive jurisdiction of the Court of Chancery for purposes of any action or proceeding arising out of or in connection with this Article V;

(3) to have waived any objection to the laying of venue of any such action or proceeding in the Court of Chancery; and

(4) to have waived, and to have agreed not to plead or to make, any claim that any such action or proceeding brought in the Court of Chancery has been brought in an improper or otherwise inconvenient forum. The Corporation shall indemnify and hold harmless to the fullest extent permitted by law any person who was or is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative ("proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all expenses, liability, and loss reasonably incurred or suffered by such person. The Corporation shall indemnify any person seeking indemnity in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

ARTICLE VI.

Miscellaneous.

Section 6.1 Amendments. The Board of Directors shall have the power to adopt, amend and repeal the By-laws at any regular or special meeting of the Board, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

Stockholders may adopt, amend and repeal the By-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of the meeting.

Deleted: holders of outstanding

Deleted: of the capital stock of the Corporation having two-thirds of the votes

Deleted: be cast

Exhibit C

MARATHON OIL CORPORATION

ASSISTANT SECRETARY'S CERTIFICATE

I, Richard J. Kolencik, Assistant Secretary of Marathon Oil Corporation (the "Company"), a Delaware corporation, do hereby certify that following are true, correct and complete copies of resolutions adopted by the Board of Directors of the Company on October 25, 2006. Such resolutions have not been in any way amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof.

> RESOLVED: That, based upon the review and recommendation of the Corporate Governance and Nominating Committee, the amendments to the By-laws of Marathon Oil Corporation to eliminate the super-majority vote provisions of stockholders to amend the By-laws of this Corporation and to provide for a majority vote to amend the By-laws of stockholders, be, and the same hereby are, adopted, approved and advisable, subject to the approval of the stockholders of the Corporation, and shall be on file with the Office of the Secretary.
>
> RESOLVED: That, the Restated Certificate of Incorporation of this Corporation be amended by changing Article Eighth thereof to read as follows:
>
>> The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.
>>
>> Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that

notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

RESOLVED: That said amendment to the Restated Certificate of Incorporation be, and hereby is, adopted, approved and advisable, subject to the approval of the stockholders of the Corporation at the next regular annual meeting of the stockholders of this Corporation.

RESOLVED: That the appropriate officers of this Corporation, if the stockholders approve the amendment, be and hereby are, authorized to file the necessary certificate effecting said amendment with the Secretary of State of Delaware.

RESOLVED: That the appropriate officers of this Corporation, if the stockholders approve the amendment, be and hereby are, authorized to file a restated certificate of incorporation of Marathon Oil Corporation with the Secretary of State of Delaware, which restates and integrates said amendment, and shall be on file with the Office of the Secretary.

IN WITNESS WHEREOF, I have subscribed my signature and affixed the corporate seal of Marathon Oil Corporation this 3rd day of November, 2006.

Assistant Secretary

Exhibit D

Kolencik, Richard J.

From: Kolencik, Richard J.
Sent: Friday, November 03, 2006 11:49 AM
To: 'J'
Subject: Marathon Oil Corporation

Attachments: 1vrf0zgr.pdf

Mr. Chevedden,
In accordance with our conversation earlier this week, attached is an Assistant Secretary's certificate which certifies the recent action taken by our board of directors authorizing and approving amendments to Marathon's restated certificate of incorporation and by-laws to provide that stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of a majority of the votes cast, subject to stockholder approval at the next annual meeting of stockholders. As we further discussed, this information and the attachment hereto are to held in strict confidence and no further disclosure of this information is to be made without Marathon's prior written consent. Thank you for your understanding and cooperation in this matter. Please let me know if you have any further questions.
Regards,
Rick Kolencik

Richard J. Kolencik
Assistant Secretary, Marathon Oil Corporation
General Attorney, MOC Administration LLC
5555 San Felipe Street
Houston, TX 77056-2799
Ph: (713) 296-2535
e-mail: RJKolencik@marathonoil.com

1vrf0zgr.pdf (95 KB)

MARATHON OIL CORPORATION

ASSISTANT SECRETARY'S CERTIFICATE

I, Richard J. Kolencik, Assistant Secretary of Marathon Oil Corporation (the "Company"), a Delaware corporation, do hereby certify that following are true, correct and complete copies of resolutions adopted by the Board of Directors of the Company on October 25, 2006. Such resolutions have not been in any way amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof.

> RESOLVED: That, based upon the review and recommendation of the Corporate Governance and Nominating Committee, the amendments to the By-laws of Marathon Oil Corporation to eliminate the super-majority vote provisions of stockholders to amend the By-laws of this Corporation and to provide for a majority vote to amend the By-laws of stockholders, be, and the same hereby are, adopted, approved and advisable, subject to the approval of the stockholders of the Corporation, and shall be on file with the Office of the Secretary.
>
> RESOLVED: That, the Restated Certificate of Incorporation of this Corporation be amended by changing Article Eighth thereof to read as follows:
>
> > The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.
> >
> > Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that

notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

RESOLVED: That said amendment to the Restated Certificate of Incorporation be, and hereby is, adopted, approved and advisable, subject to the approval of the stockholders of the Corporation at the next regular annual meeting of the stockholders of this Corporation.

RESOLVED: That the appropriate officers of this Corporation, if the stockholders approve the amendment, be and hereby are, authorized to file the necessary certificate effecting said amendment with the Secretary of State of Delaware.

RESOLVED: That the appropriate officers of this Corporation, if the stockholders approve the amendment, be and hereby are, authorized to file a restated certificate of incorporation of Marathon Oil Corporation with the Secretary of State of Delaware, which restates and integrates said amendment, and shall be on file with the Office of the Secretary.

IN WITNESS WHEREOF, I have subscribed my signature and affixed the corporate seal of Marathon Oil Corporation this 3rd day of November, 2006.

Assistant Secretary

Proposal No. 6 Simple Majority Vote of Stockholders

Nick Rossi, P. O. Box 249, Boonville, CA 95415, owner of at least 300 shares of common stock, has given notice that he intends to present the following proposal at the annual meeting of stockholders. In accordance with applicable proxy regulations, the proposal and supporting statement, for which the Company accepts no responsibility, are set forth below.

3-Adopt Simple Majority Vote

Resolved: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org., with $3 trillion invested by members, formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 66% vote to improve our corporate governance and only 1% vote no – only 1% could force their will on the overwhelming 66% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with one Step

It is important to take one forward step in our corporate governance and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "D" in Shareholder Responsiveness.
  - "D" in Takeover Defenses.

  Overall Governance Risk Assessment = High
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- (An unanswered 2005 shareholder proposal for one-year director terms won an 80%-vote of support.)
- We had to marshal a 67% shareholder vote to make certain key governance improvements — Entrenchment concern.
- Cumulative voting was not allowed.

Additionally:

- The Corporate Library said our CEO, Mr. Cazalot received a cash bonus of more than twice his base salary, and 14% of the options Marathon Oil granted in 2004. This figure is more than 5-times that prescribed by best practices.
- Mr. Schofield was rated a "problem director" by The Corporate Library because he chaired the executive compensation committee at United States Steel Corporation, which received a CEO Compensation rating of "F" by TCL.
- Five of our directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.

The number of correctable practices above reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Oil Corporation
Incoming letter dated December 5, 2006

The proposal recommends that the board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible.

There appears to be some basis for your view that Marathon Oil may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Marathon Oil will provide shareholders at Marathon Oil's 2007 Annual Meeting with an opportunity to approve an amendment to Marathon Oil's certificate of incorporation and by-laws that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Marathon Oil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Derek B. Swanson
Attorney-Adviser